MINISO GROUP HOLDING LIMITED

8F, M Plaza, No. 109

Pazhou Avenue

Haizhu District, Guangzhou 510000

Guangdong Province, PRC

September 26, 2025

VIA EDGAR

Mr. Robert Shapiro

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MINISO Group Holding Limited (the “Company”)
Form 20-F for the Year Ended December 31, 2024
File No. 001-39601

Dear Mr. Shapiro and Mr. Jones:

This letter sets forth the Company’s response to the comment contained in the letter dated September 16, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on April 24, 2025 (the “2024 Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2024 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2024
Consolidated Statements of Changes in Equity, page F-7

1.	Please explain to us the basis in accounting guidance in IFRS for presenting cash dividends declared and paid during each period presented as a reduction from additional paid-in capital rather than retained earnings.

The Company respectfully submits that in accordance with IFRS guidance (IAS 1, paragraph 107), an entity is required to present, either in the statement of changes in equity or in the notes, the amount of dividends recognized as distributions to owners during the period and the related amount of dividends per share. This standard does not impose any restriction on the source from which cash dividends are paid.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 26, 2025

The Company is incorporated in the Cayman Islands and complies with Cayman Islands law and the Company’s memorandum and articles of association (“M&AA”) with respect to corporate matters such as dividends. Pursuant to the Companies Act (As Revised) of the Cayman Islands and the Company’s currently effective M&AA, it is permitted for the Company to declare and pay cash dividends out of either profit or the share premium account (i.e., additional paid-in capital). The board of directors of the Company approved the relevant cash dividend in March 2025 to be funded from additional paid-in capital, as the Company had negative retained earnings at the time. Accordingly, the cash dividend was presented as a reduction from additional paid-in capital, as disclosed in Note 22(d) to the consolidated financial statements of the Company for the year ended December 31, 2024.

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If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4835 or haiping.li@skadden.com, and Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

MINISO Group Holding Limited

By:	/s/ Jingjing Zhang
Name: Jingjing Zhang
Title: Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Ming Chung, Partner, KPMG Huazhen LLP